EXHIBIT 21.1

DATA I/O CORPORATION

SUBSIDIARIES OF THE REGISTRANT

The following table indicates the name, jurisdiction of incorporation and basis of ownership of each of Data I/O’s subsidiaries:

	State or	Percentage
	Jurisdiction	of Voting
	of	Securities
Name of Subsidiary	Organization	Owned

Data I/O International, Inc.	Washington	100%

Data I/O FSC International, Inc.	Territory of Guam	100%

Data I/O Canada Corporation	Canada	100%

Data I/O China, Ltd	Hong Kong, China	100%

Data I/O GmbH	Germany	100%

RTD, Inc. (formerly Reel-Tech, Inc.)	Washington	100%

Data I/O Electronics (Shanghai) Co. Ltd	China	100%

Data I/O Programacao de Sistemas Ltda	Brazil	100%